Exhibit 99.1

3rd quarter results for FY 2014 (period ended 31 March 2014) Supplemental information to management discussion May 6, 2014 ASX:PRR; NASDAQ:PBMD; ISIN:US74154B2034

Important Notice The purpose of the presentation is to provide an update of the business of Prima BioMed Ltd ACN 009 237 889 (ASX:PRR; NASDAQ:PBMD; Deutsche Börse: YP1B.F). These slides have been prepared as a presentation aid only and the information they contain may require further explanation and/or clarification. Accordingly, these slides and the information they contain should be read in conjunction with past and future announcements made by Prima BioMed and should not be relied upon as an independent source of information. Please contact Prima BioMed and/or refer to the Company’s website for further information. The views expressed in this presentation contain information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. Any forward looking statements in this presentation have been prepared on the basis of a number of assumptions which may prove incorrect and the current intentions, plans, expectations and beliefs about future events are subject to risks, uncertainties and other factors, many of which are outside Prima BioMed’s control. Important factors that could cause actual results to differ materially from assumptions or expectations expressed or implied in this presentation include known and unknown risks. Because actual results could differ materially to assumptions made and Prima BioMed’s current intentions, plans, expectations and beliefs about the future, you are urged to view all forward looking statements contained in this presentation with caution. This presentation should not be relied on as a recommendation or forecast by Prima BioMed. Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in any jurisdiction.

CVac™ CAN-003: ASCO presentation CAN-003 final PFS data accepted for oral presentation at ASCO Dr. Heidi Gray presenting author Abstract #5504, May 31st at 2:27pm Chicago local time Abstracts are made public at http://abstracts.asco.org/ on May 14th at 5:00pm US eastern time

CAN-003 data in 2014 Final data expected to be published in a medical journal PFS data also to be presented by Dr. Gray at WAGO meeting held from June 25-28 OS data expected to be mature for analysis in 4Q of CY 2014

Recent Updates to Clinical Advisory Board Eric Pujade-Lauraine, MD, PhD Established the French GINECO Group, head of the Women Cancers and Clinical research Department at Hôpitaux Universitaires Paris Center, site Hôtel-Dieu Christian Marth, MD, PhD President and founder of the Austrian Association for Gynecologic Oncology, president elect of the European Network of Gynecological Trials Group (ENGOT) Ignace Vergote, MD, PhD Head of Ob/Gyn and Gynecologic Oncology at Catholic University of Leuven, chair of protocol committee of European Organization for Research and Treatment of Cancer (EORTC) Gynecologic Cancer group Bradley Monk, MD Board director for Gynecologic Oncology Group (GOG), Director Gynecologic Oncology at Creighton University School of Medicine at St. Joseph’s Hospital and Medical Center, Professor at University of Arizona College of Medicine Joined Jonathon Berek, MD (Stanford, USA); Walther Kuhn, MD (University of Bonn, Germany); and Jeffrey Goh, MD (Royal Brisbane & Women’s, Australia) in 2014

CAN-004-B trial of CVac second remission ovarian cancer 1st patient enrolled in April 2014 210-patient, phase 2, randomized trial of CVac versus standard of care in platinum-sensitive epithelial ovarian cancer patients in second remission Primary endpoint: overall survival Progression-free survival as secondary endpoint 16 actively recruiting sites -> scale up to 60 in Europe Maximize cost effective manufacturing collaboration & grant support in Germany Amended CAN-004 trial allowed to continue in Australia & US after submission of the revised protocol.

CAN-301 pilot pancreatic cancer trial 40 resected pancreatic cancer patients; single-arm pilot trial Coordinating Investigator selected: Florian Lordick in Germany 1st patients expected July 2014

CVac manufacturing developments Extending MNC shipping times from 24 hours to 48 hours (possibly longer) Progress on surrogate potency QC assay Supports optimized, cost effective, and scalable manufacturing of CVac

Financial results for 3rd quarter FY 2014* Net operating cash outflow for the quarter: A$1.60 million Net operating cash outflow YTD for FY 2014: A$10.04 million Income received in Q3: A$1.98 million Cash & term deposits at end of quarter: A$26.74 million Projected loss for total FY 2014: A$13 million *according to International Financial Reporting Standards (IFRS). Results to be read in conjunction Appendix 4C published in compliance with ASX listing rules.